SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: January 13, 2015 (Date of earliest event reported)

Commission File No.: 0-25969

RADIO ONE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910
(Address of principal executive offices)

(301) 429-3200
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosures.

In connection with discussions concerning a proposed amendment (as described below) to that certain Credit Agreement, as amended, dated as of March 31, 2011 (the "Credit Agreement") by and among Radio One, Inc. (the "Company"), various lenders from time to time party thereto (the "Lenders") and Credit Suisse, as administrative agent and as collateral agent, the Company will disclose the following information respect to its operations and performance:

The Company will note that in November it reported its results for the quarter ended September 2014. The Company will note that net revenue for the quarter ended September 30, 2014 was approximately $112 million, a decrease of 5% compared to the same period in 2013. Bank Covenant EBITDA for the quarter ended September 30, 2014 was approximately $90 million, a decrease of 7%, driven primarily by softness in the Atlanta and Washington D.C. markets, as well as in the Houston market where the Company experienced the effects of a new direct format competitor.

However, the Company is seeing clear signs of improvement. While radio division revenues are anticipated to finish down approximately 3% for the quarter ended December 31, 2014, radio division revenues would be up 1% excluding the results from its Houston market. Looking ahead to the quarter to end March 31, 2015, radio division revenue is currently pacing up approximately 5.6%, although the Company anticipates this will trend down to low single digit growth due to a timing difference on a major non-traditional revenue event. The Company's Houston cluster of stations is currently pacing up approximately 11.0%.

The Company will announce that its initial Nielsen ratings for its new classic hip-hop "BOOM" formats are in and promising. Across the Company's three debut BOOM markets; Houston, Philadelphia and Dallas, the Company has averaged 20 to 25% increases in both audience share and ratings among Adults 25-54 in the format's first few weeks of delivery.

In Houston, the operating costs of the BOOM format are about half of those of the former news format. The Company will note that with lower operating costs, the BOOM format is expected to improve cash flow in the Houston market by up to approximately $2.5 million within 12 months.

The Company will note that Reach Media's performance is expected to contribute approximately $1.7 million in EBITDA in 2014 and to improve in 2015 with considerable cost savings. Within the Reach Media segment, the Company expects that there are approximately $8 million in contractual cost savings to be realized in calendar year 2015 for talent and management compensation. While some of those savings will be offset with other operating expenses or reduced revenue, the Company expects between 80-85% of the cost savings to fall to the bottom line next year.

Next, the Company will note that its Interactive One unit went from an EBITDA loss of approximately $1.3 million in 2012 to slightly above break-even in 2013. The Company also anticipates that the Interactive One unit will contribute approximately $1 million in EBITDA in 2014 and management expects the EBITDA contribution to continue to increase in 2015.

The Company will also note that it has come to terms with Comcast on a long term renewal of its carriage agreement. The new agreement will be materially accretive to the business, and includes both a step-up in rate and a path to increased subscriber levels. The Company anticipates that the new agreement will take effect February 1, 2015.

The Company is also highly confident that an agreement with Comcast will be finalized in the near term which will allow the Company to buy Comcast's interest in TV One. The Company is negotiating the ability to have a flexible closing date extending through the second quarter of 2015.

Proposed Amendment to the Credit Agreement

Beginning with the quarter to end March 31, 2015, the proposed amendment would implement certain changes to the financial covenants the Company must comply with in order to remain in compliance with the terms of the Credit Agreement. The provisions of the Credit Agreement relating to the call premium would be revised to extend the call protection from April 1, 2015 until maturity. The amendment would provide a call premium of 101.5% if the Credit Agreement is refinanced with proceeds from a notes offering and 100.5% if the Credit Agreement is refinanced with proceeds from any other repayment, including proceeds from a new term loan. The call premium would be payable at the earlier of any refinancing or final maturity.

The proposed amendment will also exclude any "going concern" or qualified audit opinion solely as a result of the upcoming revolver or term loan maturities from the Event of Default provisions of the Credit Agreement. Next, the proposed amendment would provide for the ability to "amend and extend" both the term loan and the revolving credit facility provided for by the Credit Agreement and add a $2 million lien basket for letters of credit not issued under the Credit Agreement.

Finally, the proposed amendment would implement certain changes to the financial covenants the Company must comply with in order to remain in compliance with the terms of the Credit Agreement. The Interest Coverage Ratio set forth in the Credit Agreement would be revised to provide that the Borrower will not permit the Interest Expense Coverage Ratio for any Test Period ending on the last day of any Fiscal Quarter of the Borrower to be less than 1.25:1. The Total Leverage Ratio would be revised to provide that the Borrower will not permit the Total Leverage Ratio to be greater than 8:1 on the last day of any Fiscal Quarter of the Borrower. Lastly, the Senior Secured Leverage Ratio would be revised to provide that the Borrower will not permit the Senior Secured Leverage Ratio to be greater than 4.25:1 through the quarter ending June 30, 2015 and 4.0:1 for the quarter ending September 30, 2015 and the last day of each Fiscal Quarter of the Borrower thereafter.

This summary of the proposed amendment does not purport to be complete and is qualified in its entirety to any actual amendment that may or may not be executed in connection with the Credit Agreement. The proposed amendment would require the approval of greater than 50% of all credit facility lenders. The Company cannot guarantee its success in securing any amendment to the Credit Agreement and the Company's success in securing any amendment may involve known and unknown risks, uncertainties and other factors, some of which are beyond the Company's control.

This Form 8-K does not constitute an offer to purchase any securities or a solicitation of an offer to sell any securities.

Cautionary Information Regarding Forward-Looking Statements

This Form 8-K contains forward-looking statements about the Company's future performance, which are based on management's assumptions and beliefs in light of the information currently available to it. The Company assumes no obligation to update the information contained herein. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond the Company's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in the Company's reports on Forms 10-K, 10-K/A, 10-Q and 10-Q/A and other filings with the SEC.


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized

RADIO ONE, INC.

Date: January 13, 2015

By: /s/ Peter D. Thompson
Peter D. Thompson
Chief Financial Officer